20009165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooks, Houghton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue - 24th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Centofanti (212) 329-1675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Centofanti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooks, Houghton Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooks, Houghton Securities, Inc.

Statement of Financial Condition

December 31, 2019

Brooks, Houghton Securities, Inc.
Index to the Financial Statements
December 31, 2019

Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Brooks, Houghton Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Brooks, Houghton Securities, Inc.** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

Brooks, Houghton Securities, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Current assets:	
Cash	$ 14,439
Prepaid expenses	3,241
Total Assets	$ 17,680

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 3,500
Total Liabilities	3,500
Stockholders' equity:	
Common stock, no par value - 1500 shares authorized, 200 shares outstanding	5,000
Additional paid-in-capital	99,793
Accumulated Deficit	(90,613)
Total Stockholders' Equity	14,180
Total Liabilities and Stockholders' Equity	$ 17,680

The accompanying notes are an integral part of this statement.

Note 1. Organization

Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA) located in New York City. The company became a corporation on August 7, 1990. The Company advises small and medium sized clients how to raise capital. The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 2. Summary of Significant Accounting Policies

The Company is a corporation for federal and state income tax purposes. Deferred taxes are immaterial. These financial statements have been prepared in conformity with generally accepted accounting principles.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On January 1, 2018 the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that has no leases in excess of one year term.

Cash equivalents may include instruments having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution located in the United States. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts. The Company held no cash equivalents at December 31, 2019.

Note 3. Net Capital Requirements

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain. Minimum net capital of $5,000, or 6.67% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2019 the Company had net capital of $10,939 as indicated on page 7 of this audited report, which was $5,939 in excess of it's required net capital of $5,000. The ratio of aggregate indebtedness to net capital is .32 to 1.

Note 4. Related Party Transactions

Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Co, Inc., updated February 1, 2019, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company. Occupancy, management fee and other monthly costs, totaling approximately $3,550 per month, are charged under the agreement. At December 31, 2019 the Company owes no amount to Brooks, Houghton & Co. Inc.

Note 5. Going Concern

The Company has incurred operating losses since commencement of operations and has not yet realized a revenue event. As such, the Company will likely require additional capital. The owner is prepared to contribute capital to the Company as needed.

Note 6. Income Taxes

At December 31, 2019, the Company has available for federal, state and city income tax purposes net operating loss ("NOL") carryforwards of approximately $232,000, that may be used to offset future taxable income through the fiscal year ending December 31, 2039. No federal or state tax benefit has been reported in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $76,000 was not considered more likely than not based upon the Company's losses since inception. Accordingly, the potential tax benefits are fully offset by a valuation allowance of $76,000.

Note 7. Concentration of Credit Risk for Cash

The Company maintains its cash balance at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 8. Subsequent Events

Management of the Company has evaluated events or transaction that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosures in the Company's financial statements.